



SEC 16021994

SEC
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Section
AUG 29 2016
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~52491~~ 21023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.B. Fisher & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis B. Fisher, Jr. 972-733-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5550 LBJ Freeway #750	Dallas	Texas	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lewis B. Fisher, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company , as of June 30, , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CHRISTINA BATTLE-BROWN
NOTARY PUBLIC
STATE OF TEXAS
COMMISSION EXPIRES:
11-22-2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.B. FISHER & COMPANY

Financial Statements and Supplemental Schedule
(With Report of Independent Registered Public
Accounting Firm Thereon)

June 30, 2016

L.B. FISHER & COMPANY
Index to Financial Statements and Supplemental Schedule
June 30, 2016


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
L.B. Fisher & Company:

We have audited the accompanying statement of financial condition of L.B. Fisher & Company (the "Company") as of June 30, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.B. Fisher & Company as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Dallas, Texas
August 26, 2016

5550 Lyndon B. Johnson Freeway, Suite 750 • Dallas, TX 75240
tel (972) 788-5315 • fax (972) 701-9401
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL WWW.PMBHD.COM

L.B. FISHER & COMPANY
Statement of Financial Condition
June 30, 2016

Assets		
Cash and cash equivalents	$	27,407
Deposit with clearing broker-dealer		50,000
Receivable from clearing broker-dealer		36,082
Investments, fair value		36,287
Prepaid expenses		27,444
Receivable from insurance		18,638
FIT receivable		5,623
Other assets		1,982
Total assets	$	203,463
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	42,000
Total liabilities		42,000
Commitments and contingencies		-
Stockholders' equity		
Common stock, 500,000 shares authorized with $1 par value, 7,000 issued and outstanding		7,000
Additional paid-in capital		51,023
Retained earnings		103,440
Total stockholders' equity		161,463
Total liabilities and stockholders' equity	$	203,463

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY

Statement of Operations

Year Ended June 30, 2016

Revenues:		
Commissions	$	407,965
Interest and dividends		22,678
Loss on sale of investments		(52,080)
Gain from insurance claims		18,638
Gain on sale of assets		8,667
Total revenues		405,868
Operating expenses:		
Employee compensation and benefits		222,623
Floor brokerage and clearance fees		49,704
General and administrative		117,971
Pension and profit-sharing contribution		42,000
Interest		67
Total operating expenses		432,365
Net loss before income taxes		(26,497)
Income tax benefit		(5,623)
Net loss	$	(20,874)

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2016

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at June 30, 2015	7,000	$ 7,000	$ 51,023	$ 124,314	$ 182,337
Net loss	-	-	-	(20,874)	(20,874)
Balance at June 30, 2016	7,000	$ 7,000	$ 51,023	$ 103,440	$ 161,463

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY

Statement of Cash Flows

Year Ended June 30, 2016

Cash flows from operating activities:		
Net loss	$	(20,874)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss on investments, net		52,080
Gain from insurance claims		(18,638)
Change in operating assets and liabilities:		
Receivable from clearing broker-dealer		(6,626)
Investments		(29,534)
Other assets		14,155
Accounts payable and accrued expenses		(10,000)
Net cash used in operating activities		(19,437)
Net decrease in cash		(19,437)
Cash and cash equivalents at beginning of year		46,844
Cash and cash equivalents at end of year	$	27,407
Income taxes paid	$	-
Interest paid	$	67

See notes to the financial statements and independent auditors' report.

NOTE 1 – NATURE OF BUSINESS

L.B. Fisher & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in full service broker dealer activities and investment banking.

The Company was organized on August 26, 1976 under the laws of the State of Texas. All customer transactions are cleared through a third party clearing firm, RBC Capital Markets Corporation ("RBC"), on a fully disclosed basis. The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Transaction Fees
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, other assets, and accounts payable.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three to seven years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Impairment of Long-lived Assets
Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, other assets, accounts payable, deferred rent and notes payable, approximate their fair values due to their short term maturities.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued
In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2012.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended June 30, 2016, the Company has no Texas margin tax expense.

Management Review
The Company has evaluated subsequent events through August 26, 2016, the date the financial statements were available to be issued.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computers	$	12,738
Subtotal		12,738
Less accumulated depreciation		(12,738)
Total	$	-

There was no depreciation expense for the year ended June 30, 2016.

NOTE 4 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company maintains a deposit account with RBC, the Company's clearing broker-dealer, as part of the Company's contract for services. RBC requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2016, cash of $50,000 has been maintained as a deposit.

NOTE 5 – INVESTMENTS

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of June 30, 2016:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
U. S. equity securities	$ 30,307	$ -	$ -	$ 30,307
International equity securities	5,980	-	-	5,980
Total investments	$ 36,287	$ -	$ -	$ 36,287

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases
The Company leases office space under an operating lease expiring in March 2017. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $12,726 for the year ended June 30, 2016, included within general and administrative expense on the statement of operations. Future minimum lease payments under the noncancelable operating lease is approximately $14,000 for the year ending June 30, 2017.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Sub-Clearing Agreement
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 7 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at June 30, 2016 are computed by applying the statutory federal income tax rate of 15%. As of June 30, 2016, temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes were not significant. At June 30, 2016, the Company had a net operating loss of approximately $55,000 and has applied a net operating loss carryback benefit resulting in an income tax receivable of $5,623. Further, the Company's deferred tax asset has been fully reserved at June 30, 2016.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2016, the minimum net capital requirement for the Company was $100,000. Net capital at June 30, 2016 aggregated $101,092. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1 at June 30, 2016.

NOTE 9 – EMPLOYEE RETIREMENT PLAN

The Company provides a defined contribution profit sharing trust plan ("Trust Plan") for all employees. Contributions to the Trust Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2016, the Company has recorded $21,200 in profit sharing plan expense.

The Company provides a money purchase pension plan ("Pension Plan") for all employees. Contributions to the Pension Plan are limited to 10% of each employee's annual salary. Current employees' contributions to the Pension Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2016, the Company has recorded $20,800 in pension plan expense.

NOTE 10 – SUBSEQUENT EVENTS

The Company experienced office flooding and suffered physical damages on April 12, 2016. As a result, the Company filed claims with their insurance carrier to recover such losses. On July 26, 2016, the insurance company issued a check for the Company's claims in the amount of $18,638. This amount has been reported as a gain from insurance claims and corresponding receivable from insurance on the June 30, 2016 financial statements.

Supplemental Schedule

L.B. FISHER & COMPANY **Schedule I**

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended June 30, 2016

Total stockholders' equity qualified for net capital	$	161,463
Deductions and/or charges		
Non-allowable assets:		
Receivable from insurance		18,638
FIT Receivable		5,623
Other assets		29,426
Total deductions and/or charges		53,687
Net capital before haircuts on securities		107,776
Haircuts on securities		6,684
Net capital	$	101,092
Aggregate indebtedness		
Accounts payable and accrued expenses		42,000
Total aggregate indebtedness	$	42,000
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	1,092
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	(18,908)
Ratio of aggregate indebtedness to net capital		0.42 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on July 15, 2016	$	100,992
Audit adjustments:		
Net effect of audit adjustments		100
Net capital per audit	$	101,092

See notes to the financial statements and independent auditors' report.



REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM'S REVIEW REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Board of Directors of
L.B. Fisher & Company:

We have reviewed management's statements, included in the accompanying L.B. Fisher & Company Exemption Report, in which (1) L.B. Fisher & Company (the "Company") identified the following provisions of Rule 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from Rule 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Dallas, Texas
August 26, 2016

L.B. Fisher & Company
17300 Dallas Parkway Suite 3050
Dallas, Texas 75248
972-733-4800
Fax 972-733-4712

L.B. Fisher, Jr., president

Exemption Report

August 26, 2016

PMB Helin Donovan
5550 LBJ Freeway, Suite 750
Dallas, TX 75240

To whom it may concern:

L.B. Fisher & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended June 30, 2016 without exception.

L.B. Fisher & Company
Name of Company

I, Lewis B. Fisher, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________